GULF CHRONIC CARE INC.

12465 South Fort Street, Suite 240

PO BOX 1382

Draper, Utah 84020

March 29, 2019

VIA EMAIL and EDGAR UPLOAD
Reganr@sec.gov

Mr. Ruairi Regan

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GULF CHRONIC CARE INC.

Draft Offering Statement

Filed February 15, 2019

File No. 367-00196

Dear Mr. Regan:

This letter responds to comments of the staff of the United States Securities and Exchange Commission (the “Commission”), received by our legal counsel in response to your correspondence of March 28, 2019. Gulf Chronic Care, Inc (the “Company”) requests qualification of its above-referenced offering statement. In so doing, the Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In response to the specific items set forth in your correspondence of March 13, 2019, the Company responds as follows:

Plan of Distribution, page 9

1. We substantially reissue prior comment 2. Please provide an expanded description of how you plan to distribute the securities. Refer to Item 5(c) of Part II of Form 1-A or advise.

Response: The following further detail will be added to the draft Offering Circular:

We may sell or issue the securities offered by this offering from time to time in any one or more of the following ways:

•	via crowdfunding through one or more regulatory-compliant websites;
•	through solicitation from employees of the company;
•	directly to purchasers or a single purchaser; or
•	through a combination of any of these methods.

There will be no commissions paid for the distribution of securities to third parties or brokers. In the event we decide in the future to employ such third parties or brokers, we will amend the offering circular accordingly to disclose such arrangements.

General

2. We reissue prior comment 5 in part. Please include the disclosure required by Part III of Form 1-A including exhibits and signatures as required by Items 16, 17 of Part III and Signatures of Form 1-A. Your signatures should include those of your principal financial officer and your principal accounting officer.

Response: The following Section Part III will be added to the draft Offering Circular:

PART III—EXHIBITS

Index to Exhibits

Exhibit Number	Exhibit Description
1	Bylaws
2	Action Of Incorporator of Gulf Chronic Care, Inc
3	Form of Subscription Agreement

And further, the signatures shall be revised as follows:

/s/ Jim Dalton
Chairman of the Board

/s/ Max Rockwell
CEO

/s/ Max Rockwell
Principal Accounting Officer

/s/ Max Rockwell
Principal Financial Officer

The Company hereby requests that the Commission provide final approval and qualification of the Form 1-A and related Offering Circular filed with the Commission in the form uploaded to EDGAR as soon as practicable.

Sincerely,

/s/ Max Rockwell
CEO